UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Max Sound Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

57776X109
(CUSIP Number)

Brian Robert Nord ICG USA, LLC 425 North Martingale Road Schaumburg, IL 60173 847-278-0333
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

Copies to:
Kevin C. Timken
Kruse Landa Maycock & Ricks, LLC
136 East South Temple, Suite 2100
Salt Lake City, UT 84111
(801) 531-7090

May 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 57776X109
1	Names of Reporting Persons. ICG USA, LLC I.R.S. IDENTIFICATION Nos. of above persons (entities only) 43-3069613
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization DE, USA
	7	Sole Voting Power 4,968,605
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 4,968,605
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,968,605
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 1.51%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 57776X109
1	Names of Reporting Persons. Venture Champion Asia, Ltd. I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization British Virgin Islands
	7	Sole Voting Power 32,873,640
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 32,873,640
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,873,640
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 57776X109
1	Names of Reporting Persons. Brian Robert Nord I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 775,098
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 775,098
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 775,098
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 0.24%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 57776X109
1	Names of Reporting Persons. Carrie Dawn Nord I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 110,400
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 110,400
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,400
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 0.03%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 57776X109
1	Names of Reporting Persons. Larry Russell Jr. I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 70,000
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 70,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 70,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 0.02%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed on October 10, 2013 (the “Schedule 13D”) with respect to the common stock of Max Sound Corporation (the “Issuer”), par value $0.0001 (the “Common Stock”), including shares of the Common Stock issuable upon the exercise of warrants and the conversion of certain convertible promissory notes.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

ICG USA, LLC, holds the sole voting and dispositive power over 4,968,605 shares of the Issuer’s common stock, which represents approximately 1.51% of the Issuer’s issued and outstanding shares, based upon the 329,065,173 shares of common stock communicated as issued and outstanding as of June 4, 2014, by the Issuer directly to ICG USA, LLC.  These shares include 250,000 shares issuable on the exercise of warrants and 214,285 shares issuable on the conversion of a convertible promissory note.  On May 22, 2014, ICG USA, LLC, acquired a convertible promissory note in the amount of $15,000 directly from the Issuer for a purchase price of $15,000.  Under the terms of that convertible promissory note, the conversion price is fixed at $0.07 per share for six months from the date of the convertible promissory note, after which it will be the lower of $0.07 per share or 75% of the market price.  The promissory note includes a provision that bars the holder from converting any portion of that promissory note if it will result in the holder and the affiliates of the holder owning more than 9.99 percent of the Issuer’s common stock.

Venture Champion Asia, Ltd., holds the sole voting and dispositive power over 32,065,173 shares of the Issuer’s common stock, which represents approximately 9.99% of the Issuer’s issued and outstanding shares, based upon the 329,065,173 shares of common stock communicated as issued and outstanding as of June 4, 2014, by the Issuer directly to Venture Champion Asia, Ltd.  On May 14, 2014, Venture Champion Asia, Ltd., acquired a convertible promissory note in the amount of $200,000 directly from the Issuer for a purchase price of $200,000.  On May 21, 2014, Venture Champion Asia, Ltd., acquired a convertible promissory note in the amount of $550,000 directly from the Issuer for a purchase price of $550,000.  Under the terms of those convertible promissory notes, the conversion price is fixed at $0.07 per share for six months from the date of the convertible promissory note, after which it will be the lower of $0.07 per share or 75% of the market price.  Each of those promissory notes includes a provision that bars the holder from converting any portion of that promissory note if it will result in the holder and the affiliates of the holder owning more than 9.99 percent of the Issuer’s common stock.

Brian Robert Nord holds the sole voting and dispositive power over 775,098 shares of the Issuer’s common stock, which represents approximately 0.24% of the Issuer’s issued and outstanding shares, based upon the 329,065,173 shares of common stock communicated as issued and outstanding as of June 4, 2014, by the Issuer directly to Mr. Nord.  On April 24, 2014, Mr. Nord purchased an aggregate of 31,000 shares in the open market for a total purchase price of $3,057.71 at prices ranging from $0.095 to $0.099 per share.  Upon request, Mr. Nord will provide the staff of the United States Securities and Exchange Commission with full information regarding the number of shares purchased at each separate price.

Carrie Dawn Nord holds the sole voting and dispositive power over 110,400 shares of the Issuer’s common stock, which represents approximately 0.03% of the Issuer’s issued and outstanding shares, based upon the 329,065,173 shares of common stock communicated as issued and outstanding as of June 4, 2014, by the Issuer directly to Ms. Nord.  On April 24, 2014, Ms. Nord purchased an aggregate of 41,000 shares in the open market for a total purchase price of $3,903.48 at prices ranging from $0.091 to $0.10 per share.  Upon request, Ms. Nord will provide the staff of the United States Securities and Exchange Commission with full information regarding the number of shares purchased at each separate price..

Larry Russell Jr. holds the sole voting and dispositive power over 70,000 shares of the Issuer’s common stock, which represents approximately 0.02% of the Issuer’s issued and outstanding shares, based upon the 329,065,173 shares of common stock communicated as issued and outstanding as of June 4, 2014, by the Issuer directly to Mr. Russell. On April 24, 2014, Mr. Russell purchased an aggregate of 50,000 shares in the open market for a total purchase price of $4,572.39 at prices ranging from $0.09 to $0.093 per share.  Upon request, Mr. Russell will provide the staff of the United States Securities and Exchange Commission with full information regarding the number of shares purchased at each separate price..

The transactions reported above represent the only transactions occurring within the past 60 days for any of the reporting persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICG USA, LLC

June 6, 2014	/s/ Brian Robert Nord
Date	Brian Robert Nord, Chairman and CEO

VENTURE CHAMPION ASIA, LTD.

June 6, 2014	/s/ Brian Robert Nord
Date	Brian Robert Nord, for International
Capital Group Global, Ltd.

June 6, 2014	/s/ Brian Robert Nord
Date	Brian Robert Nord, an individual

June 6, 2014	/s/ Carrie Dawn Nord
Date	Carrie Dawn Nord, an individual

June 6, 2014	/s/ Larry Russell Jr.
Date	Larry Russell Jr., an individual